 #1060-1090 West Georgia Street
Vancouver, BC V6E 3V7
Tel: 604-681-2300 Fax: 604-681-2310

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at May 8, 2013 and all amounts are in Canadian dollars, unless otherwise indicated.)

GENERAL PROXY INFORMATION

This Management Information Circular is furnished to the shareholders (the “Shareholders”) of Hard Creek Nickel Corporation (the “Company”) by the board of directors of the Company (the “Board”) in connection with the solicitation by the Company’s Board of proxies to be voted at the Annual General and Special meeting (the “Meeting”) of the Shareholders to be held on Wednesday, June 12, 2013 at 10:00 a.m. PST.

The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment and Revocation of Proxy

Registered Shareholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share in the capital of the Company (“Common Shares”) that such Shareholder holds on May 8, 2013 (the “Record Date”) on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting. The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, at their offices located at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1 866 249 7775) (Tel: 1 800 564 6253), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at #1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 (Attention: Mark Jarvis) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof; (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (b) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting. The shares represented by a Shareholder’s proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that my be called for. If the Shareholder specifies a choice with respect to any matter to be voted upon, the shares represented by that Shareholder’s proxy will be voted accordingly.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

A Shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, the Shareholder must strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the Shareholder’s shares should be voted. The nominee should bring personal identification to the meeting.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the designated persons named in the form of proxy. It is intended that the designated persons will vote the common shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the company’s board of directors for directors and auditor.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Non Registered Shareholders

The information set out in this section is of significant importance to those Shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory policies require intermediaries to seek voting instructions from Beneficial Shareholders in advance of a shareholders’ meeting. Beneficial Shareholders have the option of either not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholder are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designed as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”) instead of a proxy (the notice of meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”), directly to the NOBOs and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to the OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, the Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. If you have any questions respecting the voting of shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF, through Broadridge or another intermediary, cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wishes to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven (7) days before the Meeting, arrange for its intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of meeting are to Registered Shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Meeting Materials to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no: (a) person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) proposed nominee for election as director of the Company; and (c) associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 90,373,493 Common Shares are issued and outstanding as of May 8, 2013, the Record Date. Although the Company is also authorized to issue an unlimited number of Class A Preference Shares without par value, none of these preference shares have been issued.

Only the registered holders of Common Shares who were holders as of the Record Date are entitled to vote at the Meeting. These registered holders of Common Shares will be entitled to one vote for each Common Share held on the Record Date.

To the knowledge of the directors and executive officers of the Company, the following are the only persons or companies that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
CDS & Co.	86,902,154	96.16%

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment and Remuneration of Auditors

Shareholders will be asked to vote for an ordinary resolution to re-appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants of Vancouver, British Columbia, as the auditors of the Company until the next annual general meeting of the Shareholders and to authorize the Board to fix their remuneration.

Management recommends shareholders to vote for the ratification of the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company’s auditors for the Company’s fiscal year ending December 31, 2013 at a remuneration to be fixed by the Company’s Board.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DALE MATHESON CARR-HILTON LABONTE, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

Election of Directors

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or applicable corporate statutes.

The Shareholders will be asked to pass an ordinary resolution to fix the number of directors of the Company at six (6). Management of the Company proposes to nominate each of the following persons for re-election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province and Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Voting Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly (1)	Period(s) During Which Served as a Director of the Company
MARK JARVIS (2) (4) British Columbia, Canada President, CEO and Director	Businessman; President and CEO of the Company from January 2004 to present; President and a Director of Gemini Energy Corp. from November 1996 to January 2003; director of Ultra Petroleum Corp. from October 1996 to August 1999; broker with Pacific International Securities Ltd. from January 1991 to October 1996.	6,910,289	January 9, 2004 to present
LYLE DAVIS (2) (3) British Columbia, Canada Chairman and Director	Consultant; Director of the Company from June 2004 to present; Director of Condor Resources Inc. from February 2004 to present; principal of Ellardee Group Capital Inc. from June 1991 to present; General Manager of Pacifico Cotton & Rayon Converts Inc. from September 2005 to September 2007.	20,000	June 11, 2004 to present

Name, Province and Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Voting Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly (1)	Period(s) During Which Served as a Director of the Company
GARY JOHNSON Claremont, Western Australia Australia Director	Consultant; November 2011 to present Metallurgical Advisor of Prophecy Platinum; Director of Tati Nickel Mining Co. (Pty) Ltd. Botswana; Managing Director of Norilsk Nickel Australia Pty. Ltd., 2009 to 2010; Managing Director Technology of Lionore Mining Intl. 2006 to 2007; Managing Director of Aqueous Metallurgy 1998 to 2006; Chief Metallurgist of Dominion Mining Ltd. 1986 to 1998; various metallurgical positions; Western Mining Corp. 1984 to 1986.	150,000	June 10, 2010 to present
TOM MILNER (3) British Columbia, Canada Director	Consultant; President of Corriente Resources Inc. October 2005 to December 2007; COO and Director of Taseko Mines Limited from July 1994 to September 2005.	220,000	October 11, 2007 to present
GEORGE SOOKOCHOFF (3) British Columbia, Canada Director	Self employed since 1983 as a Computer and Graphics Consultant; Director August 2006 to October 2012 and President and CEO February 2008 to October 2012 of International PBX Ventures Ltd.	Nil	November 20, 2003 to present
CLIFF CARSON (2) British Columbia, Canada Director	President and Director of Diamond Fields
Resources Inc. May 1995 to July 1996;
Sr. VP Marketing and Sales at Falconbridge
1993 to 1995; Member of the Advisory Board
of Nikkelverk, Nickel Refinery at Kristiansand,
Norway 1993 to 1995; VP Nickel Marketing
Falconbridge 1991 to 1993; President of
Falconbridge Europe 1987 to 1991; 1986
Member of the Sectoral Advisor Group for
Canada-U.S. free trade agreement; Director of
Marketing, Head of Market Research and Head
of Product Development of Cominco Ltd. 1983
to 1987; Director of Strategic Planning and
various levels of Analysis Market Research;
Chairman of Nickel Development Institute
	1995 to 1996.	560,000	May 10, 2011 to present

(1)	The information as to security holdings of each director has been provided by the respective proposed directors and nominees and is not within the Company’s knowledge.
(2)	Member of the Company’s audit committee.
(3)	Member of the Company’s disclosure committee.

Management recommends shareholders to vote for the nominees for re-election as directors.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF A RESOLUTION TO FIX THE NUMBER OF DIRECTORS AT SIX (6) AND TO APPOINT AS DIRECTORS, MARK JARVIS, GEORGE SOOKOCHOFF, TOM MILNER, LYLE DAVIS AND CLIFF CARSON. Management does not contemplate that any of the nominees will be unable to serve as a director.

Except as otherwise disclosed in this Information Circular, no director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, or was, within the ten (10) years before the date of this Information Circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the ten (10) years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by management of the Company.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as described below, none of the directors of the Company is, or within the past ten years prior to the date hereof has been, a director of executive officer of any issuer that, while that person was acting in that capacity:

(a) was subject to a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to e a director or senior officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(c) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

Lyle Davis was a director of Sitec Ventures Corp. from October 1999 until November 5, 2003. Sitec was ceased traded on June 3, 2003 for failure to file its December 31, 2002 audited financial statements. Sistec subsequently filed its December 31, 2002 audited financial statements, as well as its March, June and September 2003 interim statements. Mr. Davis was a director of Consolidated Epix Technologies Limited from June 1999 until its merger with Saxon Energy Services in November 2004. Consolidated Epix was suspended on October 29, 2001 for failure to maintain Tier Maintenance requirements and was reinstated for trading August 18, 2003.

ADVANCE NOTICE POLICY

Effective April 30, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”), a copy of which is attached to this Information Circular as Schedule B. In order for the Advance Notice Policy to remain in effect following the conclusion of the Meeting, it must be ratified and approved by the shareholders at the Meeting.

Purpose of the Advance Notice Policy

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Policy is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Policy

The following is a summary of the material provisions of the Advance Notice Policy. Shareholders are directed to review the complete terms of the Advance Notice Policy attached to this Information Circular as Schedule B. Briefly, the Advance Notice Policy:

- provides that only the persons who are nominated (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA or a requisition of shareholders made in accordance with the provisions of the BCBCA; or (c) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the securities register as a shareholder and who complies with the notice procedures set forth in the Advance Notice Policy; shall be eligible for election as directors of the Company;

- fixes a deadline by which a registered shareholder may submit director nominations to the Company prior to any annual or special general meeting and sets out the specific information that must be included in the written notice to the Company for an effective nomination to occur;

- provides that in the case of an annual meeting, notice to the Company must be given no fewer than 35 or more than 60 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business son the 10th day following such public announcement;

- provides that in the case of a special general meeting that is not also an annual meeting, notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made; and

- provides that the board of directors, in its sole discretion, may waive any requirement of the Advance Notice Policy.

Shareholder Approval

If the Advance Notice Policy is ratified and approved by the shareholders at the Meeting, it will be subject to an annual review by the Board, which will update it to reflect any changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined by the Board to be in the best interests of the Company and its shareholders. If the Advance Policy is not ratified and approved at the Meeting, it will no longer be in effect after the conclusion of the Meeting.

At the Meeting, shareholders will be asked to approve the following ordinary resolution:

“BE IT RESOLVED THAT:

1. The Company’s Advance Notice Policy (the “Advance Notice Policy”) a copy of which is attached as Schedule “B” to the Information Circular of the Company, dated May 8, 2013 be and is hereby ratified and approved;

2. The board of directors of the Company be and is hereby authorized in its absolute discretion to administer the Advance Notice Policy and to amend or modify the Advance Notice Policy to the extent needed to reflect changes required by securities regulatory authorities and applicable stock exchanges, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3. any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect the foregoing resolutions.”

Recommendation of the Board

The Board has determined that the Advance Notice Policy is in the best interest of the Company and its shareholders, and unanimously recommends that shareholders vote in favour of the resolution ratifying and approving the Advance Notice Policy.

EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“LTIP” means a long-term incentive plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include options or SARs (as defined below) plans or plans for compensation through shares or units that are subject to restrictions on resale.

“Named Executive Officers” or “NEO” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 Statement of Executive Compensation; or

(d)

any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

“SAR” means a stock appreciation right which is a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading prices of publicly traded securities.

On September 18, 2008, the Canadian Securities Regulators announced the adoption of new rules under Form 51-102 F6 Statement of Executive Compensation in respect of financial years ending on or after December 31, 2008. The disclosure contained in this Part complies with the new rules. While the new rules require the compensation table to present compensation information for the Company’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation a company is not required to include any comparative period disclosure.

Compensation Discussion and Analysis

The overall objective of the Company’s compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. The Company currently has short-term and long-term compensation components in place, and will develop medium-term compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s Shareholders. Therefore a significant portion of the total compensation is based upon overall corporate performance.

The Company does not have in place a Compensation and Nominating Committee. All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board are performed by the members of the Board. The compensation of the NEOs and the Company’s employees is reviewed, recommended and approved by the Board. During the fiscal year ended December 31, 2009, the Company paid bonuses of $2,000 to the CFO and Corporate Secretary and $10,000 to its Executive Vice-President.

Compensation to NEOs is comprised of a base salary. The Company chooses to pay a base salary to its NEOs and employees to satisfy the short-term compensation component. In the future, the Company may consider paying discretionary annual cash bonuses to satisfy the medium term compensation component. The Company grants options to purchase Shares of the Company with longer future vesting dates to satisfy the long term compensation component.

The annual salaries for NEOs are designed to be comparable to executive compensation packages for similar positions at companies with similar financial, operating and industrial characteristics. The NEOs will be paid an annual salary that also takes into account his or her existing professional qualifications and experience. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their appointment to their respective officer-ships with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

2012 Performance Graph

The following graph compares the total cumulative return of a shareholder who invested $100 in the Company’s Shares on December 31, 2012 with the cumulative return of the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

	Dec	Dec	Dec	Dec	Dec	Dec
	31/07	31/08	31/09	31/10	31/11	31/12
Hard Creek	$100	$12	$21	$48	$20	$9
S&P/TSX	$100	$65	$85	$97	$86	$90

Option-Based Awards

The Company regards the strategic use of incentive stock options as a cornerstone of the Company’s compensation plan. It applies to personnel at all levels and continues to be one of the Company’s primary tools for attracting, motivating and retaining qualified personnel, which is critical to the Company’s success. The Company is committed to long-term incentive programs that promote the continuity of an excellent management team and, therefore, the long-term success of the Company. The Company established a formal plan under which stock options may be granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board is responsible for administering the Company’s stock option plan and determining the type and amount of compensation to be paid to directors, officers, employees and consultants of the Company including the awards of any stock options under a stock option plan. Stock options are typically part of the overall compensation package for executive officers and employees.

All grants of stock options to the NEOs are reviewed and approved by the Board. In evaluating option grants to an NEO, the Board evaluates a number of factors including, but not limited to: (i) the number of options already held by such NEO; (ii) a fair balance between the number of options held by the NEO concerned and the other executives of the Company, in light of their responsibilities and objectives; (iii) the value of the options (generally determined using a Black-Scholes analysis) as a component in the NEO’s overall compensation package.

Summary Compensation Table

Particulars of compensation paid to each NEO in the most recently completed financial year, is set out in the summary compensation table below:

	Year	Salary	Share- based awards	Option- based awards	Non-equity incentive plan compensation		Pension value	All other compen- sation	Total compen- sation
Name and principal position	Ending	($)	($)	($)	($)		($)	($)	($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis President and CEO(1) (2)	12/31/2012 12/31/2011	$79,500 $102,000	Nil Nil	Nil 115,905	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$79,500 $217,905
Brian Fiddler CFO(3) (4)	12/31/2012 12/31/2011	$60,500 $90,000	Nil Nil	Nil 14,489	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$60,500 $104,489
Neil Froc Former Executive VP (5)(6)	12/31/2012 12/31/2011	$89,500 $150,000	Nil Nil	Nil 49,806	Nil Nil	Nil Nil	Nil Nil	Nil 25,000	$89,500 $224,806
Leslie Young Corporate Secretary(7) (8)	12/31/2012 12/31/2011	$58,000 $72,000	Nil Nil	Nil 14,489	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$58,000 $86,489

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.

(2)

Effective September 1, 2012 the Company entered into a two year employment agreement with Mark Jarvis pursuant to which Mr. Jarvis serves as President and Chief Executive Officer and is paid a monthly salary of $8,500.00.

Note:

Effective February 1, 2012 Mr. Jarvis was paid $5,000.00 per month; effective June 1, 2012 Mr. Jarvis’ salary was NIL; effective September 1, 2012 Mr. Jarvis’ contract was extended for two years and his salary of $8,500.00 may be paid or accrued, at the discretion of the Company.

(3)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.

(4)

Effective March 19, 2012, the Company entered into a one year consulting agreement with Brian Fiddler pursuant to which Mr. Fiddler serves as the Chief Financial Officer and is paid a monthly salary of $6,500.

Note:

Effective February 1, 2012 Brian Fiddler was paid a monthly salary of $6,500.00; effective June 1, 2012 Mr. Fiddler was paid $5,000.00 per month; effective September 1, 2012 Mr. Fiddler was paid $3,000.00 per month.

(5)	Neil Froc was appointed as Executive Vice President of the Company on June 5, 2006.

(6)

Effective June 4, 2010, the Company entered into a one year employment agreement with Neil Froc pursuant to which Mr. Froc serves as the Executive Vice President and is paid a monthly salary of $12,500.00.

Note:	Mr. Froc’s last day of employment was July 31, 2012.

(7)	Leslie Young was appointed as Corporate Secretary of the Company on February 26, 2004.

(8)

Effective January 2011, the Company entered into a one year employment agreement with Leslie Young pursuant to which Ms. Young serves as the Corporate Secretary and is paid a monthly salary of $6,000.00.

Note:	Effective February 2012 Ms. Young’s monthly salary was changed to $5,000.00; and effective October 1, 2012 Ms. Young’s monthly salary was changed to $3,000.00.

(9)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following tables set forth the outstanding option-based awards and share-based awards granted to the NEOs of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Mark Jarvis, President and CEO	500,000 250,000 125,000 400,000	$0.30 $0.35 $0.50 $0.50	17-Feb-14 15-Oct-14 29-Nov-15 27-Jan-16	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
Brian Fiddler, CFO	50,000 100,000 100,000 50,000	$1.00 $0.30 $0.35 $0.50	22-Jul-13 17-Feb-14 15-Oct-14 27-Jan-16	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
Leslie Young, Corporate Secretary	100,000 75,000 50,000 50,000	$0.30 $0.35 $0.50 $0.50	17-Feb-14 15-Oct-14 29-Nov-15 27-Jan-16	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.

(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2012 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark Jarvis President and CEO	Nil	N/A	N/A
Brian Fiddler, CFO	Nil	N/A	N/A
Leslie Young Corporate Secretary	Nil	N/A	N/A

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers, during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Lyle Davis (1)	$2,000	Nil	Nil	Nil	Nil	Nil	2,000
Tom Milner (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Sookochoff (3)	$2,000	Nil	Nil	Nil	Nil	Nil	2,000
Gary Johnson (4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cliff Carson (5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Davis was appointed a director of the company on June 11, 2004.
(2)	Mr. Milner was appointed a director of the company on October 9, 2007.
(3)	Mr. Sookochoff was appointed a director of the company on November 28, 2003.
(4)	Mr. Gary Johnson was appointed a director of the company on June 10, 2010.
(5)	Mr. Carson was appointed a director of the Company on May 10, 2011.

Compensation of Directors

Commencing January 1, 2009, the Company paid $2,000 per audit committee meeting with a maximum of $8,000 per year to the independent directors. The Company held four audit committee meetings during the most recently completed financial year.

Commencing April 2012, the independent directors forfeited payment.

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

Incentive Plan Awards for Directors

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the- money options ($) (2)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested
Lyle Davis	100,000 200,000 100,000 50,000	$1.00 $0.30 $0.35 $0.50	27-Jun-13 17-Feb-14 15-Oct-14 27-Jan-16	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
Gary Johnson	500,000 200,000	$0.40 $0.50	10-Jun-15 27-Jan-16	Nil Nil	N/A N/A	N/A N/A
Tom Milner	50,000 150,000 100,000 150,000	$1.00 $1.00 $0.30 $0.50	01-Apr-13 27-Jun-13 17-Feb-14 30-Nov-15	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
George Sookochoff	100,000 200,000 50,000	$0.30 $0.35 $0.50	17-Feb-14 15-Oct-14 27-Jan-16	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A
Cliff S. Carson	800,000	$0.42	11-May-16	Nil	N/A	N/A

Notes:

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the five day period immediately preceding the option grant.

(2)	Value of unexercised in-the-money options calculated using the closing share price on the TSX at December 31, 2012 less the exercise price of in-the-money stock options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Value Vested or Earned for Incentive Plan Awards during the Most
Recently Completed Financial Year

Name	Option Based awards Value Vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-Equity incentive plan compensation - Value earned during the year ($)
Lyle Davis	Nil	N/A	N/A
Tom Milner	Nil	N/A	N/A
George Sookochoff	Nil	N/A	N/A
Gary Johnson	Nil	N/A	N/A
Cliff Carson	Nil	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as at the end of the most recently completed financial year:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c)
Equity compensation plans approved by security holders	18,585,333	$0.22	3,545,349
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	18,585,333	$0.22	3,545,349

A copy of the stock option plan (the “Plan”), approved at the Company’s 2009 annual general and special meeting of shareholders, is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, BC V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, BC V6C 3H1 during normal business hours up to and including the date of the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 Corporate Governance Principles. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s corporate governance policies and mandates may also be publicly viewed on the Company’s website at www.hardcreeknickel.com.

Board of Directors

Independence of Members of Board

The Company’s current Board consists of six (6) directors, five of which are independent based upon the tests for independence set forth in NI 52-110. Messrs. Lyle Davis, George Sookochoff, Gary Johnson, Cliff Carson and Tom Milner are independent. Mr. Mark Jarvis is not independent as he is the President and Chief Executive Officer of the Company.

Management is nominating six (6) individuals to the Company’s Board: Mark Jarvis, Lyle Davis, George Sookochoff, Gary Johnson, Tom Milner and Cliff S. Carson, all of whom are currently directors of the Company.

The Guidelines suggest that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under National Instrument 52-110 Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Of the Company’s current directors, all directors except Mark Jarvis are considered to be independent directors, as they have no direct or indirect material relationship with the Company. Mark Jarvis is not considered to be an independent director as he is also an executive officer of the Company.

The operations of the Company do not support a large board, and the Board has determined that the current size and constitution of the Board is appropriate for the Company’s current stage of development. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Participation of Directors in Board Meetings

For the year ended December 31, 2012, two regular board meetings were held. All directors were in attendance, either in person or via teleconference. In 2013, one board meeting has been held so far and all six directors were in attendance, either via teleconference or in person.

Board Mandate

The Board is responsible for the conduct of the Company’s affairs generally. The Board is responsible for reviewing and approving the Company’s operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel also fall within the ambit of the Board’s responsibilities. The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an Audit Committee which is responsible for the integrity of the Company’s internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates responsibility to management for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised. The Board does not have, and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

Given the small size of the Company, the board does not have written position descriptions for its chairman or its committee chairs. The Board delineates the role and responsibilities of these individuals through reference to industry norms, past practice and in the case of the CEO, through his employment contract with the Company.

The Chairman is independent of management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Company. In addition, the Chairman also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of management. The Disclosure Committee does not have a written description for the chair. The Chair of the Disclosure Committee is independent from Management and has a Corporate Disclosure Policy which provides for timely, factual and accurate disclosure of all corporate information to Security holders of the Company and to the public.

Directorships

The following table is a list of directorships in other reporting issuers held by the director(s) of the Company:

Name of Director	Name of Reporting Issuer
Lyle Davis	Condor Resources Inc.
George Sookochoff	International PBX Ventures Ltd. (*)

(*) Mr. Sookochoff ceased to be President of International PBX Ventures effective October 25, 2012.

Orientation and Continuing Education

Due to the size of the Company’s current Board, the Board does not have a formal process of orientation or education program for the new members of the Board. However, any new directors will be given the opportunity to: (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation. Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company’s management and consultants to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Ethics and Insider Trading Policy which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request or may be viewed on the Company’s website.

Nomination of Directors

The Board does not currently have a nominating committee, and these functions are currently performed by the Board as a whole. The Board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual general meeting of Shareholders. The Board has determined that the configuration of six (6) directors proposed at the Meeting is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experiences.

Compensation

The directors of the Company do not receive any compensation for services rendered in his capacity as a director until such time the Company has sufficient cash reserves. The Board does not have a compensation committee. The compensation of the Company’s executive officers is determined by the Board as a whole.

Other Board Committees

The Board has an audit committee and a disclosure committee.

The disclosure committee is responsible for ensuring compliance with the Company’s corporate disclosure policy, which provides for timely, factual and accurate disclosure of corporate information to security holders and to the public. The members of the disclosure committee are those persons who from time to time occupy the following offices of the Company: chief executive officer, chief financial officer, the chairman of the Board, the executive vice-president and the corporate secretary.

Please refer to the section entitled “Audit Committee” and Schedule “A” Audit Committee Charter for more information regarding the Audit Committee.

Assessments

Due to the size of the Company’s current Board, the Board does not formally review individual Board members or committee members and their contributions. The Board is of the view that the Company’s shareholders are the most important assessors of Board performance and that they provide the most effective, objective assessment of the Board’s performance.

AUDIT COMMITTEE

Pursuant to NI 52-110, the Company is required, as a non-venture issuer, to disclose annually in its annual information form certain information concerning the constitution of its audit committee and its relationship with its independent auditor. The section entitled “Audit Committee” in the Company’s annual information form filed on March 31, 2013, contains the disclosure prescribed by NI 52-110.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as elsewhere in this Information Circular or the documents of the Company incorporated by reference, no “Informed Person” (as defined in National Instrument 51-102 Continuous Disclosure Obligations), no proposed director of the Company and no associate or affiliate of any Informed Person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed by a person other than the directors or executive officers of the Company.

DISCLOSURE REGARDING SECURITY BASED COMPENSATION ARRANGEMENTS

The TSX requires that listed issuers must disclose on an annual basis, in their information circulars, the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year. Accordingly, the Company is providing the disclosure below.

Stock Option Plan

The Shareholders will be asked to approve the unallocated options issuable pursuant to the Plan every three years in accordance with the rules and policies of the TSX. Therefore, the Shareholders will be asked for such approval at the annual and special meeting of the shareholders of the Corporation to be held in 2014.

The only security based compensation arrangement which the Company has in place is the amended and restated stock option plan (the “Plan”), which was approved by the Company’s Shareholders at the Company’s annual general and special meeting held on June 27, 2008. The Company amended and restated its previous stock option plan (approved by Shareholders at the Company’s 2004 annual general meeting) (the “2004 Plan”) to meet the requirements of the policies of the TSX as set out in the TSX Company Manual (the “Manual”). The Company also made certain amendments to the 2004 Plan, to allow for beneficial tax treatment of incentive stock options by certain eligible persons who are subject to tax in the United States.

The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire Shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

The rules of the TSX provide that all unallocated options issuable under a “rolling” stock option plan must be approved by Shareholders every three years after the institution of the stock option plan.

Eligible Participants

Stock options (“Options”) to purchase Shares may be granted to the following persons under the Plan:

a)	Eligible Employees (as defined in the Plan);
b)	Service Providers (as defined in Section 613(b) of the Manual):
c)	directors;

d)	consultants; and
e)	such other persons as the plan administrator will select, subject to applicable laws.

Securities Available for Issuance under the Plan

Subject to adjustment as provided in Section 13 of the Plan, the Options to be offered under the Plan consist of authorized but unissued Shares of the Company. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan cannot exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis). Based upon 90,373,493 Shares outstanding on the Record Date, this amounts to 9,037,349 Shares.

The Company currently has 8,092,000 Options issued and outstanding under the Plan, representing 8.95% of the Company’s currently issued and outstanding Shares (on a non-diluted basis).

Issuances to Insiders

The Plan limits the number of Options which may be granted under the Plan to Insiders (as defined under applicable laws) as follows:

a)	the number of Shares reserved for issuance with respect to options granted to Insiders cannot exceed ten percent (10%) of the issued and outstanding Shares on the grant date;

b)	the issuance to Insiders, within a one year period, cannot result in a number of Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Shares; and

c)	the issuance of Shares to any one Insider, within a one year period, cannot exceed five percent (5%) of the issued and outstanding Common Shares.

Issuances to Individuals

The Plan limits the number of Options which may be granted under the Plan to any individual. No person is eligible to receive Options to purchase more than 5% of the issued and outstanding Shares (subject to adjustment as set forth in Section 13 of the Plan). Additionally, the number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Shares.

Option Price

The exercise price of each Option is determined by the plan administrator in accordance with applicable laws, including the Manual and, for certain Options, the United States Internal Revenue Code of 1986. The exercise price per Share cannot be less than the closing trading price of the Shares on the TSX on the last trading day preceding the date on which the Option is granted (or if the Shares are not then listed and posted for trading on the TSX, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as may be selected by the Board). In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price will be the fair market value of the Shares as determined by the plan administrator. Additional restrictions on the exercise price of Options are stated in Section 4.1(c) of the Plan.

Vesting

The Plan provides that no Option will be exercisable until it has vested. The plan administrator may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist. The vesting of one or more outstanding Options may be accelerated by the plan administrator at such times and in such amounts as it will determine in its sole discretion.

If no vesting schedule is specified at the time of grant, the Options will vest as follows:

a)	on the first anniversary of the date of grant, the Option will vest and will become exercisable with respect to 25% of the Shares to which it pertains;

b)	on the second anniversary of the date of grant, the Option will vest and will become exercisable with respect to an additional 25% of the Shares to which it pertains;

c)	on the third anniversary of the date of grant, the Option will vest and will become exercisable with respect to an additional 25% of the Shares to which it pertains; and

d)	on the fourth anniversary of the date of grant, the Option will vest and will become exercisable with respect to the balance of the Shares to which it pertains.

Term

Subject to Sections 11 and 12 of the Plan, the term of each Option (the “Option Period”) is a period of time fixed by the plan administrator, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Shares are then listed or other regulatory body having jurisdiction.

Termination

The Plan provides that, if an Optionee ceases to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), that person may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of such person who is engaged in investor relations activity on behalf of the Company, the 90 day period will be shortened to 30 days. In the case of termination of employment or contractual relationship with the Company or its subsidiaries for cause (as determined in the sole discretion of the plan administrator), the Options will terminate immediately.

In the event of the death of an Option holder, the Option previously granted to him is exercisable only within the 12 months next succeeding such death and then only:

a)

by the person or persons to whom the Option holder’s rights under the Option will pass by the Option holder’s will or the laws of descent and distribution of the Option holder’s domicile at the time of death; and

b)	if and to the extent that he was entitled to exercise the Option at the date of his death.

Transferability

All benefits, rights and Options accruing to the Option holder in accordance with the terms and conditions of the Plan are not transferable or assignable unless specifically provided for by the Plan.

Amendment

The plan administrator may, at any time, suspend or terminate the Plan. The Board may, subject to such approvals as may be required under the rules of any stock exchange or which the Shares are then listed, or other regulatory body having jurisdiction or any applicable securities laws, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision will alter the terms of any Options granted under the Plan prior to such amendment or revision.

Notwithstanding the foregoing, the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Option holders and the plan administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

So long as it remains a policy of the TSX, or such other stock exchange or quotation system on which the Company’s Shares are listed and posted for trading, the Company will obtain disinterested shareholder approval for any reduction in the exercise price of the Option if the Option holder is an Insider of the Company at the time of the proposed amendment.

Copy of the Plan

A copy of the Plan is available for review at the offices of the Company at Suite 1060-1090 West Georgia Street, Vancouver, B.C. V6E 3V7 or at Clark Wilson LLP, the registered offices of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, B.C. V6C 3H1 during normal business hours up to and including the date of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended December 31, 2012 and for the three months ended March 31, 2013. Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: #1060-1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of the Company.

Dated at Vancouver, British Columbia, this 9th day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Jarvis”

Mark Jarvis
President, CEO and Director

SCHEDULE A

AUDIT COMMITTEE CHARTER

Overall Purpose and Objectives

  The audit committee will assist the board in fulfilling its oversight responsibilities.
  The audit committee will review the quarterly and annual financial statements, including the MD&A, prior to the presentation of the statements to the board.
  The audit committee will review the company’s internal financial reporting system and the audit process, and make recommendations to the board as required.
  In performing its duties, the committee will maintain effective working relations with the board of directors, the management, and the external auditors.
  Each committee member will obtain an understanding of the committee’s responsibilities, and their responsibilities as committee members.

Authority

  The board authorizes the audit committee, within the scope of its responsibilities, to:
1.	Seek any information it requires from any employee (and all employees are directed to co-operate with any request made by the audit committee).

2.	Ensure the attendance of company officers at meetings as appropriate.

3.	Obtain outside legal or other professional advice.
  The audit committee shall recommend to the board their choice for auditor, and the compensation of the auditor 1.
  The auditor shall report directly to the audit committee 2.
  The audit committee shall pre-approve any non-audit services to be provided by the auditor 3.

Organization

  The audit committee will consist of (3) members, of which (2) will be independent.
  Members will be appointed for a (1) year term.
  The chairman of the audit committee will be nominated by the board.
  A quorum for any meeting will be (2) members.

____________________________
1 Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
2 Same.
3 Same.

Organization (continued)

  The secretary of the audit committee will be the company secretary.
  Meetings will be held not less than (4) times a year. Special meetings may be convened as required.
  The meetings will be minuted.
  The auditor may convene a meeting if they consider it necessary.
  The auditor will be invited to at least (1) meeting a year, and invited to make presentations as required.

Roles and Responsibilities – Financial Statements

  Review the financial statements and determine whether they are complete and consistent with the information known to the committee members.
  Review the financial statements with respect to appropriate accounting principles.
  Meet with management to review the statements.
  Review the management discussion and analysis to ensure it is understandable and consistent with their knowledge of the financial statements.

Roles and Responsibilities – Annual Audit

  Review the auditor’s proposed audit scope, and ensure there are no unreasonable restrictions or limitations on the scope.
  Consider the independence of the auditor by reviewing any other services they provide the company (tax, consulting, etc.).
  Meet with management and the auditors to review the results of the audit.
  Review the performance of the auditors.
  Make recommendations to the board regarding the reappointment of the auditor.
  Meet separately with the auditor to discuss any matters that the committee or the auditors believe should be discussed privately.
  Ensure that significant findings and recommendations made by the auditors are brought to the attention of the full board.
  Ensure that management responds to the recommendations from the auditor.

Roles and Responsibilities – Other

  Ensure the board is aware of matters which may significantly impact the financial statements or affairs of the company.
  If necessary, institute special investigations and if deemed necessary, hire special counsel or experts to assist.
  Review and update the charter, and have changes approved by the board.
  Establish procedures for the confidential submission by employees with respect to questionable accounting practices4.
  Establish procedures with respect to the treatment of complaints received by the company regarding accounting or auditing matters5.

________________________________
4 Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
5 Same.

SCHEDULE B

HARD CREEK NICKEL CORPORATION
(the “Corporation”)

ADVANCE NOTICE POLICY
(initially adopted by the Board of Directors on April 30, 2013)

INTRODUCTION

The Corporation is committed to (i) facilitating an orderly and efficient annual general meeting, or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote.

The purpose of this Advance Notice Policy (the Policy) is to provide shareholders, directors and management of the Corporation with direction on the nomination of directors. This Policy is the framework by which the Corporation seeks to fix a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this Policy is beneficial to shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATION OF DIRECTORS

1.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the Board) may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

	a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the British Columbia Corporation Act (the Act), or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.

by any person (a Nominating Shareholder): (A) who, at the close of business on the Notice Date (as defined below) and on the record date for notice at such meeting, is entered into the securities register as a holder of one or more shares carrying the right to vote at such meeting; and (B) who complies with the notice procedures set forth below in the Policy.

2.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporation at the principal executive offices of the Corporation in accordance with the provisions of this Policy.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must be made:

a.

in the case of an annual general meeting of shareholders, not less than 35 nor more than 60 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the Notice Date) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the later of (i) the date of the public announcement (as defined below) of this Policy; and (ii) the Notice Date in respect of such meeting; or

b.

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement (as defined below) of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Corporation must set forth:

a.

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that would be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com and

b.

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated form time to time by the Corporate Secretary for the Corporation for the purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

CURRENCY

This Policy was approved by the Board on April 30, 2013.